Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE



13035748

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely bas keep accurate books and records or otherwise to comply with the provisions of law applying to the condu would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: International Securities Exchange, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):

   60 Broad St. 26th Floor, New York, NY 10004
3. Provide the applicant's mailing address (if different):

   N/A

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY - 7 2013
Division of Trading and Markets

4. Provide the applicant's business telephone and facsimile number:

   212-943-2400 (Telephone) 212-509-3955 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:

   Ronan Cahill, Senior Legal & Regulatory Associate, 212-897-8152

   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:

   Michael J. Simon
   60 Broad Street, 26th Floor
   New York, NY 10004
7. Provide the date applicant's fiscal year ends: December 31, 2012
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify): ____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 05/30/12 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C section 18-101 et. seq

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 5/2/2013 (MM/DD/YY) International Securities Exchange, LLC (Name of applicant)

By: [signature] (Signature) Ronan Cahill Legal Associate (Printed Name and Title)

Subscribed and sworn before me this 2nd day of May (Month) 2013 (Year) by Samir Patel (Notary Public)

My Commission expires 7/10/14 County of Nassau State of New York

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

SAMIR PATEL
Notary Public - State of New York
NO. 02PA6149278
Qualified in Nassau County
My Commission Expires 7/10/14



International Securities Exchange

May 2, 2013

VIA FEDERAL EXPRESS

Brian Baltz
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street NE
Mail Stop 6628
Washington, DC 20549

Re: International Securities Exchange, LLC
SEC Rule 6a-2 and 6a-3 Materials

Dear Mr. Baltz:

Pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934, this is an update of the International Securities Exchange, LLC's ("ISE") Form 1.

In addition, pursuant to Rule 6a-3(a), within the last 10 days, ISE issued or has made available certain material to its members, participants or subscribers. The material can be found at the following locations on ISE's website:

Options

New Listings:
    http://ise.com/newlistings
Delistings:
    http://ise.com/delistings
Expiration Notices:
    http://ise.com/expirationnotices
Series Additions/Deletions:
    http://ise.com/serieslist
Market Information Circulars:
    http://ise.com/mics

Index Options

Recent Index Changes:

http://ise.com/indexchanges
Index Settlement Values:
http://ise.com/indexsettlement

Legal & Regulatory

Regulatory Information Circulars:
http://www.ise.com/rics
Rules:
http://www.ise.com/rules

Marketing Material

Press Releases:

www.ise.com/press
Publications:
http://www.ise.com/publications

If you have any questions on these materials, please do not hesitate to contact me at (212) 897-8152.

Sincerely,



Ronan Cahill
Senior Legal & Regulatory Associate

Exhibit M

Changes since April 13, 2013

Terminated Members:

Bulltick Securities, LLC
701 Brickell Avenue, Suite 2550
Miami, Fl 33131
Contact: Juan C. Rojas
Electronic Access Member (Public Business)
Electronic Access Member Trading Right

Bulltick, LLC
701 Brickell Avenue, Suite 2550
Miami, Fl 33131
Contact: Juan C. Rojas
Electronic Access Member (Public Business)
Electronic Access Member Trading Right

First New York Securities, L.L.C.
101 Park Avenue, 14th Floor
New York, New York 10178
Contact: Elizabeth A. Dickerson
Electronic Access Member (Public Business)
Electronic Access Member Trading Right

Grace Financial Group LLC
83 Jobs Lane
Southampton, NY 11968
Contact: Brian Villante
Electronic Access Member (Public Business)
Electronic Access Member Trading Right

Hamilton Executions, LLC
71 Broadway 12J
New York, NY 10006
Contact: Robert Pellicone
Electronic Access Member (Public Business)
Electronic Access Member Trading Right

RenCap Securities, Inc.
780 3rd Avenue, 20th Floor
New York, NY 10017
Contact: Jill Bresnahan
Electronic Access Member (Public Business)
Electronic Access Member Trading Right

RGM Securities, LLC
221 West 6th Street, Suite 1225
Austin, TX 78701
Contact: Melissa Pruitt
Electronic Access Member (Public Business)
Electronic Access Member Trading Right

Rodman & Renshaw, LLC
1251 Avenue of the Americas, 20th Floor
New York 10020
Contact: Randy Hechler
Electronic Access Member (Public Business)
Electronic Access Member Trading Right

Sungard Brokerage & Securities Services LLC
2100 Enterprise Ave.
Geneva IL 60134
Contact: Kevin Osborn
Electronic Access Member (Public Business)
Electronic Access Member Trading Right